SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2010

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM ACQUIRES SUNOCO CHEMICALS IN THE UNITED
STATES
The acquisition of Sunoco’s polypropylene business for US$350 million initiates the Company’s operations in the U.S. market

São Paulo, Brazil, February 1, 2010 – BRASKEM S.A. (BOVESPA: BRKM3, BRKM5 and BRKM6; NYSE: BAK; LATIBEX: XBRK), the leading resin producer in the Americas announced that it has signed an agreement with Sunoco, Inc. (“Sunoco”), an U.S.-based oil company, for the acquisition by Braskem of the polypropylene (PP) business of Sunoco Chemicals, Inc. (“Sunoco Chemicals”). Sunoco will receive US$350 million for the shares in Sunoco Chemicals (only PP assets), upon closing, within 60 days. This transaction represents an important step in Braskem’s international expansion process.

Sunoco Chemicals has annual production capacity of 950,000 tons of polypropylene. The company headquarters is located in Philadelphia, PA, and Sunoco Chemicals has three plants located at La Porte, TX, Marcus Hook, PA, and Neal, WV, which account for approximately 13% of installed U.S. polypropylene production capacity.

“The acquisition of Sunoco Chemicals provides Braskem with a solid and competitive platform for growth in the world’s biggest market, which will complement its ongoing internationalization strategy through important greenfield projects under development in Mexico, Venezuela and Peru,” said Braskem’s CEO Bernardo Gradin.

In addition to Sunoco’s industrial units, the acquisition also includes a technology and development center in Pittsburgh, PA, which will play an essential role for Braskem in continuing to provide support for clients in product and market development and technical assistance services.

Braskem expects to leverage this industrial and commercial base to complete potential acquisitions or strategic alliances in the future and expand its presence in the U.S. market and its leadership role as the largest resin producer in the Americas, aiming to achieve its objective to become one of the 5 largest petrochemical companies worldwide.

In this acquisition, Braskem had 2 financial advisors: JP Morgan and Blackstone.

For further information, visit our IR website at www.braskem.com.br/ri or contact our IR Team:

Luciana Ferreira	Roberta Varella	Marina Dalben
IRO	IR Manager	IR Analyst
Phone: (+55 11) 3576 9178	Phone: (+55 11) 3576 9266	Phone: (+55 11) 3576 9716
luciana.ferreira@braskem.com.br	roberta.varella@braskem.com.br	marina.dalben@braskem.com.br

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 01, 2010
BRASKEM S.A.

By:	/s/ Carlos José Fadigas de Souza Filho

	Name:	Carlos José Fadigas de Souza Filho
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.